LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2028	vcangelosi@luselaw.com

August 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Kathryn McHale
Senior Staff Attorney

Re:	CB Financial Services, Inc.
Registration Statement on Form S-4
Filed on June 13, 2014
File Number 333-196749

Dear Ms. McHale:

On behalf of CB Financial Services, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we hereby respond to the comment provided by the Staff in its letter dated August 5, 2014 with regard to the above-referenced Registration Statement on Form S-4. Set forth below is the comment and the Company’s response to it.

Amendment No. 1 to Registration Statement on Form S-4

Exhibit 5

1.	We note your revised legal opinion responding to prior comment 61 in our letter dated July 10, 2014. Please further revise to limit the assumption that “all parties had the corporate power and authority to enter into and perform all obligations [under any documents examined by counsel]” to parties other than the registrant.

The signed and dated legality opinion filed as Exhibit 5 reflects revision in response to this comment.

*  *  *  *  *

LUSE GORMAN POMERENK & SCHICK A PROFESSIONAL CORPORATION Securities and Exchange Commission August 6, 2014 Page 2

We request that the staff advise the undersigned at (202) 274-2028 or at vcangelosi@luselaw.com or Eric Luse of this office at (202) 274-2002 or at eluse@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Victor L. Cangelosi

Victor L. Cangelosi

cc:	David Lin, SEC

Mark Webb, SEC

Chris Harley, SEC

Gus Rodriguez, SEC